Filed by Inverness Medical Innovations, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject Company: Ostex International, Inc. Commission File No.: 333-101078

        Certain matters discussed in this filing contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially due to numerous factors, including without limitation the ability to satisfy the conditions to the consummation of the proposed merger, the timing and content of the approvals and consents, including consents of the lenders of Inverness Medical Innovations, Inc. (the "Company"), necessary to consummate the proposed merger with Ostex International, Inc., a Washington corporation ("Ostex"), conditions in the capital markets in general and the healthcare capital markets specifically which may affect potential financing sources for the development of the Company's and/or Ostex' business, the effect of any operational and financial covenants contained within the terms of any additional borrowings obtained prior to consummation of the proposed merger, and the risks and uncertainties described in the Company's current and periodic reports filed with the Securities and Exchange Commission (the "Commission") under the federal securities laws including the Company's Annual Report on Form 10-K/A for the year-ended December 31, 2001 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. The Company does not undertake any obligation to update any forward-looking statements.

        The Company has filed documents concerning the proposed merger with the Securities and Exchange Commission including a registration statement on Form S-4 (file no. 333-101078) containing a proxy statement/prospectus. WE URGE INVESTORS TO READ THE DOCUMENTS FILED AND TO BE FILED BY THE COMPANY AND OSTEX, INCLUDING, MOST PARTICULARLY, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS ONCE IT BECOMES AVAILABLE, BECAUSE THESE DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. Investors may obtain the proxy statement/prospectus and other documents that have or will be filed by the Company and Ostex with the Commission free of charge at the Commission's website (http://www.sec.gov) or by directing a request to Inverness Medical Innovations, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attn: Corporate Secretary, telephone (781) 647-3900 or Ostex International, Inc., 2203 Airport Way South, Suite 400, Seattle, Washington 98134, Attn: Corporate Secretary, telephone (206) 292-8082.

The following documents were filed by the Company under cover of Form 8-K today and, together with the body of the Form 8-K, are incorporated by reference into this filing:

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  Joint Press Release issued by Inverness Medical Innovations, Inc. and Ostex International, Inc. dated February 19, 2003, entitled "Inverness Medical Innovations and Ostex International Amend Merger Agreement."

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  Amendment to Agreement and Plan of Merger dated as of February 18, 2003, by and among Inverness Medical Innovations, Inc., Geras Acquisition Corp. and Ostex International, Inc.

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  Letter Amendment to Voting Agreement dated as of February 18, 2003, by and among Inverness Medical Innovations, Inc., Ostex International, Inc. and certain shareholders of Ostex International, Inc.